Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated July 31, 2014

Registration Statement No. 333-196958

17,500,000 Common Units

Representing Limited Liability Company Interests

On July 31, 2014, Transocean Partners LLC (the “Company”) filed Amendment No. 5 to its Registration Statement on Form S-1 to provide disclosure concerning an operational update related to the drillship Discoverer Clear Leader, which will be part of the Company’s initial fleet, arising out of out-of-service time on that rig. The preliminary prospectus dated July 22, 2014 did not include disclosure about this operational matter.

Under the caption, “Summary—Operational Update” on page 5 of the preliminary prospectus included in Amendment No. 5 to the Registration Statement, we added the following disclosure:

Operational Update

Discoverer Clear Leader is anticipated to be out of service during the third quarter of 2014 for a period of between 14 to 18 days for maintenance to its blowout preventer and for an additional 21 days for a scheduled special periodic survey. Transocean has agreed to indemnify us for any lost revenue arising out of the failure to receive an operating dayrate from Chevron for Discoverer Clear Leader, up to $100 million, for the period commencing on the closing date of this offering through the completion of this special periodic survey. As a result of this indemnity, we do not expect that these out of service periods will reduce the amount of our cash available for distribution.

In footnote 1 on page 67 of the preliminary prospectus included in Amendment No. 5 to the Registration Statement, we added the following disclosure:

As described in “Summary—Operational Update,” Discoverer Clear Leader is anticipated to be out of service for maintenance to its blowout preventer and a scheduled special periodic survey in the third quarter of 2014. If the out of service period on Discover Clear Leader extends beyond the third quarter of 2014, our revenue may be lower during the forecast period. However, Transocean has agreed to indemnify us for any lost revenue arising out of the failure to receive an operating dayrate from Chevron for Discoverer Clear Leader, up to $100 million, for the period commencing on the closing date of this offering through the completion of this special periodic survey. Any such indemnity payments would be treated as operating surplus under our limited liability company agreement and as cash available for distribution for purposes of this forecast. As a result of this indemnity, we do not expect that these out of service periods will reduce the amount of our cash available for distribution.

In the final bullet point under “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement—Indemnification” on page 152 of the preliminary prospectus included in Amendment No. 5 to the Registration Statement, we added the following disclosure:

As a result of this indemnity, we do not expect that the out of service periods described in “Summary—Operational Update” will have any effect on the amount of our cash available for distribution.

We have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that we file with the SEC for more complete information about the Company and the Offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, when available, if you request it from Morgan Stanley, Attn: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, Telephone: 866-718-1649, Email: prospectus@morganstanley.com; Barclays, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, Email: barclaysprospectus@broadridge.com, Telephone: (888) 603-5847, Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, Telephone: (800) 831-9146, J.P. Morgan, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, Telephone: (866) 803-9204, Wells Fargo Securities, Attn: Equity Syndicate Dept., 375 Park Avenue, New York, New York 10152, Email: cmclientsupport@wellsfargo.com, Telephone: (800) 326-5897.